Filed by Stratex Networks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Harris Corporation (Commission
File No. 001-3863) and Stratex Networks, Inc.
(Commission File No. 000-15895)
Harris Stratex Networks, Inc. Creating a Leading Global Wireless Transmission Networks Solutions Provider Conference Call September 5, 2006

Forward Looking Statements Certain statements in this presentation constitute "forward-looking statements." Forward-looking statements in this presentation include, but are not limited to, the expected benefits and costs of the transaction; the anticipated timing of completion of the transaction; any projections of earnings, revenues, cost of goods sold, expenses, synergy, accretion, margins or other financial terms; any statements of plans, strategies, objectives, market penetration, and any statements of expectation or belief. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected time-frames or at all; integration of the operations of Harris' Microwave Communications Division with those of Stratex Networks now may be more difficult, time-consuming or costly than expected and may not be as successful as the parties anticipate; revenues of the combined business following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) of the combined business may be greater than expected following the transaction; the ability to retain key employees in Harris' Microwave Communications Division and at Stratex Networks subsequent to the completion of the transaction; the conditions to the completion of the transaction may not be satisfied; regulatory approvals that might be required for the transaction might not be obtained on the terms expected and obtaining any such approvals or any other necessary regulatory reviews may not occur on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; Harris' Microwave Communications Division and Stratex Networks are subject to intense competition; the failure of either Harris' Microwave Communication Division or Stratex Networks to protect its intellectual property rights may weaken the competitive position of the combined company; in the future third parties may assert claims, including intellectual property infringement claims that could materially adversely affect the operating results of the combined company; as well as other factors discussed in "Risk Factors" under Item 1A. of Stratex Networks' Annual Report on Form 10-K for the most recently ended fiscal year and Stratex Networks' other filings with the SEC (which may also be applicable to Harris' Microwave Communication Division), which are available at http://www.sec.gov. No person assumes any obligation to update the information in this document, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find it Additional Information and Where to Find It This presentation is for informational purposes only. In connection with the transaction, the parties will file a registration statement on Form S-4, which will include a proxy statement/prospectus, with the Securities and Exchange Commission ("SEC"). This communication may be deemed to be solicitation material in respect of the proposed combination of Harris' Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary. Participants in Solicitation Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks' 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris' 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition when it becomes available. Use of Non-GAAP Financial Measures It is important to recognize that in certain instances in this presentation we have adjusted actual financial results, prepared in accordance with generally accepted accounting principles ("GAAP"), for certain items, including special items (which are defined as items not related to the ongoing, underlying business or which in our view distort comparability of results). We have also provided earnings estimates in terms of adjusted earnings, excluding special items and transaction-related expenses. We believe that the resulting adjusted, non-GAAP information provides a picture of results that is comparable among periods since it excludes the impact of items, the size and nature of which can make period to period comparisons difficult and potentially confusing. However, investors should note that non-GAAP measures involve judgments by management. We note that such information is not in accordance with GAAP and should not be viewed as an alternative to GAAP information. A reconciliation of adjusted information to GAAP is included either on the slide where the information appears or in the appendix to this presentation. These slides are only intended to be reviewed in conjunction with the oral presentation to which they relate.

HARRIS
stratex NETWORKS

Harris Stratex Networks

Industry Leadership
- ✓ Scale
- ✓ Innovative solutions
- ✓ Financial performance

Complete Infrastructure Solutions
- ✓ End-to-end wireless transmission capabilities
- ✓ Transport, access, and carrier-grade Ethernet microwave systems
- ✓ Nodal processors
- ✓ Software upgrades
- ✓ Network management solutions
- ✓ Turnkey field services
- ✓ Software licensing to OEMs

Large Global Customer Base
- ✓ Mobile & Fixed Wireless operators (cellular, GSM, 3G/UMTS, WiMAX)
- ✓ Government agencies
- ✓ Public utility and transportation companies
- ✓ State and local government & public safety providers
- ✓ Wireline operators
- ✓ Enterprise networks



Investor Briefing, 4 | *Harris Stratex Networks, Inc.* | September 5, 2006

Transaction Overview Financial Structure Harris contributes Microwave Communications Division and $25M of cash for approximately 56% ownership Stratex shareholders exchange their shares for approximately 44% ownership Two-year standstill, with limitations in years three and four Fiscal year ending June 30; Harris will consolidate results Projected Financial Performance Slightly accretive to Stratex Networks EPS in fiscal year 2007 and accretive by approximately $.08 per diluted share in fiscal year 2008* Neutral to Harris fiscal year 2007 EPS and accretive by approximately $.07 per diluted share in fiscal year 2008** Governance and Company Leadership Guy Campbell, CEO; Tom Waechter, COO; Sally Dudash, CFO Nine-member board, 5/4 Harris/Stratex; majority will be independent Chuck Kissner - non-executive Chairman Includes Howard Lance, Harris Chairman, President and CEO Closing Conditions Regulatory approvals and Stratex shareholder approval * Excluding acquisition and integration expenses ** Excluding a one-time gain as a result of the transaction, and acquisition and integration expenses

Snapshot of the Two Companies (Microwave Communications Division) Continuing improvement in financial performance LTM revenue of $349M and growing at 9% Generated $21.7M in Non-GAAP operating income* and margin of 6.2% Latest quarter Non-GAAP operating margin* reached 9.1% Continuing improvement in financial performance LTM revenue of $242M and growing at 28% Generated $12.0M in Non-GAAP operating income* and margin of 5.0% Latest quarter Non-GAAP operating margin* reached 8.0% Continuing momentum -- orders greater than sales for 6 quarters Continuing momentum -- orders greater than sales for 4 quarters Regional strength in North America; Middle East and Africa Regional strength in Europe, Middle East and Africa; Asia Pacific Recently invested in successful new market-leading TRuepoint(tm) product family Recently invested in successful new market-leading Eclipse(tm) product family * See reconciliation of non-GAAP financial measures and Regulation G disclosures on the Harris Investor Relations website

Compelling Strategic and Financial Rationale Creates significantly greater scale -- the largest independent provider of wireless transmission network solutions Compared to all suppliers - #3 Globally and #1 in North America Delivers complementary global distribution channels Minimal customer overlap and significantly expanded customer footprint Serves a large market with expected strong growth over next five years Offers customers an unmatched end-to-end product portfolio Offers expected annual savings of approximately $35M through product costs and operating expenses Creates a larger, highly relevant, and more competitive company Stronger financial performance Greater financial capacity Product leadership Ability to serve adjacent markets Positioned to Deliver Double-Digit Growth and Margin Expansion

Global Market Harris Stratex 15% Stratex 6% Harris 9% A Leading Global Provider of Wireless Transmission Network Solutions North American Market Harris Stratex 48% Estimated based on calendar year 2005 global market of $3.5 billion Source: Management estimates Harris 46% Stratex 2%

Complementary Global Distribution Channels With Less Than 5% Overlap $ 175 $ 11 $ 186 $ 29 $ 22 $ 51 $ 21 $ 56 $ 77 $ 100 $ 81 $ 181 $ 24 $ 72 $ 96 North America Latin America Middle East/Africa Europe (incl. Russia) Asia Pacific * Based on the latest twelve months ended June 30, 2006 Revenue by Region* ($ in millions) Harris $349 Stratex $242 Total $591 #3 Globally, #1 in North America, #2 in Middle East and Africa, and an expanded footprint across Europe, Asia, Latin America, and emerging growth markets of Russia and India

Microwave Market Growth Expected Total Global Market Growth of 8%; Strong Positioning in Higher Growth Segments Source: Management estimates 2006 2007 2008 2009 PDH access 2317 2461 2608 2859 PDH Transport 200 210 210 215 SDH Access (incl Ethernet) 713 847 976 1083 SDH Transport 705 711 750 780 ($ in millions) CAGR: 7% Eclipse E300SP; TRuepoint 4000 CAGR: 3% TRuepoint 6500 CAGR: 15% Eclipse E300HP; TRuepoint 5000 TRuepoint 6000

Unmatched End-to-End Product Portfolio Other Independent Suppliers Transport SDH PDH Access SDH PDH Network management solutions IP Turnkey planning, engineering, and implementation Source: Management estimates

Solid, Achievable Plan for Cost Synergies Cost of goods sold Increased outsourcing on some products to low-cost contract manufacturers Supply chain volume leverage Low-cost design architecture "best of the best" Operating expenses* Duplicate administrative and overhead costs Adherence to common engineering design processes Targeted annual cost savings of $35M in fiscal year 2008 2005 2006 GM 20 25 Combined gross margin 26% 32% Targeting 40% 2005 2006 Op Exp 30 27 20 20 20 30% 26% Combined operating expenses as % of revenue* Targeting 25% * See reconciliation of non-GAAP financial measures and Regulation G disclosures on the Harris Investor Relations website

Harris Stratex Networks Performance Targets Latest twelve months performance* Latest twelve months performance* Targets Harris Microwave Stratex Networks 2008-2009 Year-over-year revenue growth 9% 28% 10-15% Gross margin 34% 30% 40% Operating expenses as % of sales 27% 24% 25% Operating income margin 6% 5% 15% Targeting Double-Digit Revenue Growth and Operating Margin Expansion to 15% * See reconciliation of non-GAAP financial measures and Regulation G disclosures on the Harris Investor Relations website

In Summary The transaction is projected to be accretive to both Stratex and Harris shareholders From inception, creates a leading global provider of wireless transmission network solutions with leadership products and services Provides the scale to win major contracts, deliver sustainable growth, and continue industry-leading innovation Delivers complementary geographic coverage resulting in a balanced global presence Combines the management talent of two companies for strong leadership Results in a more valuable partner for a widely diversified global customer base Positioned for Profitable, Sustainable Growth

Additional Financial Information

Combined Pro Forma Latest Twelve Months Ended June 30, 2006 ($ in millions) * See reconciliation of non-GAAP financial measures and Regulation G disclosures on the Harris Investor Relations website

Combined Pro Forma Balance Sheet as of June 30, 2006 ($ in millions) * Represents cash, cash equivalents and short-term investments

Reconciliation of Non-GAAP Financial Measures and Regulation G Disclosures Harris Stratex Networks, Inc. September 5, 2006

Regulation G Disclosure To supplement the published financial statements for the Microwave Communications Division of Harris Corporation and Stratex Networks, Inc., presented in accordance with accounting principles generally accepted in the United States (GAAP), we provide additional measures within the strategic overview and financial summary presentations in our announcement and investor briefing presentations for our proposed business combination. These measures include combined and individual operating income adjusted to exclude certain costs, expenses, and gains and losses as well as other statistics that are based on these measures. Management of Harris and Stratex believe that these non-GAAP financial measures provide information that is useful to investors in understanding period-over period operating results separate and apart from items that may, or could, have a disproportionate positive or negative impact on results in any particular period. Management also believes that these non-GAAP measures enhance the ability of an investor to analyze trends in the Microwave Communication Division of Harris Corporation and Stratex Networks Inc., and to better understand our performance. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. A reconciliation of these non-GAAP financial measures with the most directly comparable financial measures calculated in accordance with GAAP follows.

Reconciliation of Non-GAAP Financial Measures - Investor Briefing Slide Title: Snapshot of the Two Companies

Reconciliation of Non-GAAP Financial Measures - Investor Briefing Slide Title: Snapshot of the Two Companies

Reconciliation of Non-GAAP Financial Measures - Investor Briefing Slide Title: Solid, Achievable plan for Cost Synergies

Reconciliation of Non-GAAP Financial Measures - Investor Briefing Slide Title: Solid, Achievable plan for Cost Synergies

Reconciliation of Non-GAAP Financial Measures - Investor Briefing Slide Title: Harris Stratex Networks Performance Targets

Reconciliation of Non-GAAP Financial Measures - Investor Briefing Slide Title: Combined Pro Forma Latest Twelve Months Ended June 30, 2006